SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Announcement: 14 July 2020

BT Group plc

(Translation of registrant's name into English)

BT Group plc
81 Newgate Street
London
EC1A 7AJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

14 July 2020

BT's initial assessment of revised policy on Huawei in 5G networks

In January, the Department for Digital, Culture, Media & Sport ("DCMS") proposed restrictions on the use of Huawei equipment in 5G and FTTP networks.

Today they have announced a revised set of proposals to remove Huawei equipment from 5G communication networks in the UK by the end of 2027, and consult on the future use of Huawei in FTTP networks.

In light of this, BT Group plc ("BT") announces its initial assessment of the financial impact of these revised proposals.

BT currently estimates that full compliance with these revised proposals would require additional activity, both in removing and replacing Huawei equipment from BT's existing mobile network, and in excluding Huawei from the 5G network that BT continues to build. However, now we have clarity on the timing, it is estimated that these costs can be absorbed within BT's initial estimated implementation cost of £500m, as announced by BT on 30 January 2020 in order to comply with the previous proposal by the National Cyber Security Centre.

We will continue to work with relevant authorities as they consult on the future procurement strategy for fixed networks.

Commenting on today's announcement, Philip Jansen, Chief Executive, said

"The security of our networks is an absolute priority for BT. Clearly this decision has logistical and cost implications for communications providers in the UK market - however, we believe the timescales outlined will allow us to make these changes without impacting on the coverage or resilience of our existing networks. It will also allow us to continue to rollout our 5G and full fibre networks without a significant impact on the timescales we've previously announced. Whilst we have provided our initial view on the estimated impact today, we will continue to evaluate the details of this decision thoroughly."

ENDS

Enquiries

Press office:

Tom Engel	Tel: +44 7947 711 959
Richard Farnsworth	Tel: +44 7734 776 317

Investor relations:
Mark Lidiard	Tel: 020 7356 4909

About BT

BT Group is the UK's leading telecommunications and network provider and a leading provider of global communications services and solutions, serving customers in 180 countries. Its principal activities in the UK include the provision of fixed voice, mobile, broadband and TV (including Sport) and a range of products and services over converged fixed and mobile networks to consumer, business and public sector customers. For its global customers, BT provides managed services, security and network and IT infrastructure services to support their operations all over the world. BT consists of four customer-facing units: Consumer, Enterprise, Global and its wholly-owned subsidiary, Openreach, which provides access network services to over 650 communications provider customers who sell phone, broadband and Ethernet services to homes and businesses across the UK.

For the year ended 31 March 2020, BT Group's reported revenue was £22,905m with reported profit before taxation of £2,353m.

British Telecommunications plc is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group.  BT Group plc is listed on the London Stock Exchange.

For more information, visit www.bt.com/about

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Rachel Canham, Company Secretary
--------------------

Rachel Canham, Company Secretary.

Date 14 July 2020